Exhibit 99.1

ALLIED BANCSHARES, INC

Financial Statements

December 31, 2006 and 2005

(with Independent Accountant’s Report thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Allied Bancshares, Inc.

Cumming, Georgia

We have audited the consolidated balance sheets of Allied Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of earnings, changes in stockholders’ equity, comprehensive income and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/PORTER KEADLE MOORE, LLP

Atlanta, Georgia

March 14, 2007

ALLIED BANCSHARES, INC.  AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets
Cash and due from banks	$3,314,304	2,113,778
Federal funds sold	8,728,600	10,499,671
Interest-bearing deposits in banks	-	57,941
Total cash and cash equivalents	12,042,904	12,671,390
Investment securities	10,950,863	3,911,207
Other investments	1,382,692	896,292
Total securities	12,333,555	4,807,499
Loans	162,841,323	106,793,143
Less: Allowance for loan losses	(2,035,517)	(1,374,914)
Net loans	160,805,806	105,418,229
Premises and equipment, net	3,598,746	3,636,780
Accrued interest receivable and other assets	2,050,138	1,330,330
Total assets	$190,831,149	127,864,228

Liabilities and Stockholders’ Equity

Liabilities:
Deposits:
Noninterest-bearing demand	$16,029,237	8,264,905
Interest bearing demand	17,625,009	20,009,491
Savings	5,708,183	4,391,814
Time, $100,000 or more	86,197,871	54,196,335
Other time deposits	42,813,606	26,158,608
Total deposits	168,373,906	113,021,153
Other borrowings	5,000,000	-
Accrued interest payable and other liabilities	1,208,421	558,477
Total liabilities	174,582,327	113,579,630

Commitments

Stockholders’ equity:
Common stock, $.10 par value, 10,000,000 shares authorized; 1,504,000 shares issued and outstanding in 2006 and 1,502,000 share issued and outstanding in 2005	150,400	150,200
Additional paid-in capital	15,053,701	14,977,897
Accumulated earnings	1,105,226	(805,851)
Accumulated other comprehensive income	(60,505)	(37,648)
Total stockholders’ equity	16,248,822	14,284,598
Total liabilities and stockholders’ equity	$190,831,149	127,864,228

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC.  AND SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2006 and 2005

	2006	2005
Interest income:
Loans, including fees	$11,622,533	5,895,042
Interest on investment securities:
U.S. Government agency and mortgage-backed securities	364,146	104,211
State, county and municipal	45,714	-
Other investments	34,724	21,612
Interest on deposits in other banks	737	133,638
Interest on federal funds sold	668,330	234,118
Total interest income	12,736,184	6,388,621

Interest expense:
Interest bearing demand and money market	394,243	574,994
Savings	185,428	-
Time deposits	5,045,197	1,877,337
Other borrowed funds	9,175	634
Total interest expense	5,634,043	2,452,965

Net interest income	7,102,141	3,935,656

Provision for loan losses	660,603	719,616

Net interest income after provision for loan losses	6,441,538	3,216,040

Other income consisting of service charges and other fees	319,853	284,722

Other expense:
Salaries and benefits	2,305,663	2,094,107
Net occupancy and equipment expense	466,270	406,568
Other operating expenses	874,866	692,051
Total other expense	3,646,799	3,192,726

Earnings before income taxes	3,114,592	308,036

Income taxes (benefit)	1,203,515	(490,219)

Net earnings	$1,911,077	798,255

Basic earnings per share	$1.27	.53
Diluted earnings per share	$1.13	.51

Weighted average number of shares	1,502,575	1,500,521

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC.  AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

For The Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	$150,000	14,766,668	(1,604,106)	(2,611)	13,309,951

Net earnings	-	-	798,255	-	798,255

Issuance of common stock from exercise of stock options	200	19,800	-	-	20,000

Acceleration of director warrants	-	191,429	-	-	191,429

Change in unrealized loss on securities available for sale, net of tax	-	-	-	(35,037)	(35,037)

Balance, December 31, 2005	150,200	14,977,897	(805,851)	(37,648)	14,284,598

Net earnings	-	-	1,911,077	-	1,911,077

Issuance of common stock from exercise of stock options	200	19,800	-	-	20,000

Stock based compensation	-	56,004	-	-	56,004

Change in unrealized loss on securities available for sale, net of tax	-	-	-	(22,857)	(22,857)

Balance, December 31, 2006	$150,400	15,053,701	1,105,226	(60,505)	16,248,822

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2006 and 2005

	2006	2005
Net earnings	$1,911,077	798,255
Other comprehensive loss net of tax: Unrealized losses on investment securities available for sale:
Unrealized losses arising during the period	(36,860)	(56,512)
Income tax benefit related to unrealized losses	14,003	21,475
Other comprehensive loss	(22,857)	(35,037)
Comprehensive income	$1,888,220	763,218

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net earnings	$1,911,077	798,255
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	282,309	243,762
Stock options	56,004	191,429
Deferred taxes	(204,417)	(635,238)
Provision for loan loss	660,603	719,616
Increase in interest receivable and other assets	(501,388)	(365,360)
Increase in interest payable and other liabilities	649,943	422,524
Net cash provided by (used in) operating activities	2,854,131	1,374,988

Cash flows from investing activities:
Proceeds from maturities, calls, and paydown of securities, available for sale	1,118,109	3,078,152
Purchases of investment securities	(8,255,586)	(4,094,151)
Purchases of other investments	(486,400)	(36,000)
Net increase in loans	(56,048,180)	(54,369,322)
Purchases of equipment	(183,314)	(267,937)
Net cash used in investing activities	(63,855,371)	(55,689,258)

Cash flows from financing activities:
Net increase in deposits	55,352,754	60,296,520
Proceeds from other borrowings	5,000,000	-
Exercise of stock options	20,000	20,000
Net cash provided by financing activities	60,372,754	60,316,521

Net change in cash and cash equivalents	(628,486)	6,002,251

Cash and cash equivalents at beginning of the year	12,671,390	6,669,140

Cash and cash equivalents at end of year	$12,042,904	12,671,390

Non-cash investing and financing activities: Change in unrealized loss on securities available for sale, net of tax	$(22,857)	(35,037)

Supplemental disclosure of cash flow information: Cash paid during the year for interest	$5,245,712	2,207,970
Cash paid during the year for income taxes	1,199,000	6,000

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allied Bancshares, Inc. and its subsidiary bank provide a full range of banking and bank-related services to individuals and corporate customers in the Georgia counties of Forsyth and Hall and surrounding areas.  The Company is subject to regulation under the Bank Holding Company Act of 1956. The Bank is primarily regulated by the Office of the Comptroller of the Currency and undergoes periodic examinations by this regulatory agency.

The accounting and reporting policies of Allied Bancshares, Inc. and subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.  The following is a summary of the significant accounting policies.

Basis of Presentation

The consolidated financial statements include the accounts of Allied Bancshares, Inc.  (the “Parent Company” or “Company”) and it’s wholly-owned subsidiary, First National Bank of Forsyth County (the Bank”), collectively known as the Company. All significant inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the market valuation reserve on investment securities available for sale. Management believes that the allowance for loan losses is adequate and the market valuation reserve is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.  Generally, federal funds are sold for one-day periods.

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2006, all securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities, continued

Premiums and discounts on all non-callable investment securities are amortized or accreted, respectively, over the life of the related securities as adjustments to the yield.  Premiums and discounts on callable investment securities is amortized or accreted, respectively, to interest income on a straight-line method over the period to the call date of the related investment. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include Federal Reserve Bank stock, Federal Home Loan Bank stock and stock in a closely held bank holding company, which have no readily determinable fair value and are carried at cost.

Loans

Loans are reported at the gross amount outstanding net of the valuation allowance for loan losses. Interest income is generally recognized over the terms of the loans based on the principal amount outstanding. Loan origination fees and direct origination costs, which are approximately the same on most loans, are recognized at the time the loan is recorded on the books. If the collectibility of interest appears doubtful, accrual is discontinued. Accrued interest, which appears doubtful of collection, is reversed against interest income if accrued in the current year or charged to the allowance for loan losses if accrued in prior years. Payments received on non-accrual loans are recorded as a reduction to the loan’s balance. Accrual of interest is resumed if management believes a borrower’s financial position has improved.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.  The allowance represents an amount that in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans.  Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses.  Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment, continued

Depreciation expense on furniture and equipment is computed over estimated useful lives, which range from three to seven years.  The Bank building is being depreciated over its estimated useful life of 40 years.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required.  A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.  In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Earnings Per Common Share

Earnings per share has been computed based on the weighted average number of common shares outstanding during the period which totaled 1,502,575 and 1,500,521 for the years ended December 31, 2006 and 2005, respectively.  The basic earnings per share calculation has been adjusted to reflect the impact of dilutive securities in the form of stock options and director warrants.  The basic and dilutive earnings per share for 2006 and 2005 are as follows:

	Net Earnings	Common Shares	Per Share Amount
For the year ended December 31, 2006
Basic earnings per share	$1,911,077	1,502,575	$1.27
Effect of dilutive securities		182,372	(.14)
Diluted earnings per share	$1,911,077	1,684,947	$1.13

For the year ended December 31, 2005
Basic earnings per share	$798,255	1,500,521	$.53
Effect of dilutive securities		56,424	(.02)
Diluted earnings per share	$798,255	1,556,945	$.51

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acceleration of vesting of warrants

 On July 20, 2005, the Company approved the acceleration of vesting of all outstanding unvested stock warrants with an exercise price of $10.00 per share previously awarded to its directors under the Company’s equity compensation plans. The unvested portion (191,429) of warrants to purchase an aggregate of 287,143 shares of common stock have been accelerated at an exercise price of $10.00 per share.  Under the recently issued Financial Accounting Standards Board Statement No. 123R, "Share-Based Payment" ("FAS 123R"), the Company will be required to apply the expense recognition provisions under FAS 123R beginning January 1, 2006. The Company believes that accelerating the vesting of the identified warrants will reduce the Company's compensation charges in subsequent periods. The consolidated statement of earnings for 2005 included a charge of $191,429, which represents the difference between the fair value of the Company shares at the acceleration date, and exercise price of the unvested warrants.

Stock Option Plan

The Bank accounts for its stock compensation plans using Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payments, which requires a fair value based method of accounting for employee stock compensation plans whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the year ended December 31, 2005.

Year Ended December 31, 2005
Net earnings, as reported	$798,255
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(558,683)
Proforma net earnings	$239,572
Compensation expense included in net earnings related to stock based awards	$191,429

Earnings per share:
Basic, as reported	$.53
Basic, pro forma	$.16
Diluted, as reported	$.51
Diluted, pro forma	$.15

The Company recognized $56,004 of stock-based employee compensation expense during the year ended December 31, 2006, associated with its stock option grants.  The Company is recognizing the compensation expense for stock option grants with graded vested schedules on a straight-line basis over the requisite service period of the award as required by SFAS No. 123 (R).  As of December 31, 2006, there was $196,003 of unrecognized compensation cost related to stock option grants.  The cost is expected to be recognized over the vesting period of approximately five years.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Option Plan, continued

The weighted average fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005
Expected dividends	-0-	-0-
Expected life	7 years	7 years
Expected volatility	15%	15%
Risk free interest rate	4.74%	3.88%

The weighted average fair value of options granted during 2006 is $6.32 and $3.29 for 2005.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 2.  CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank on deposit with national banks or in cash.  At December 31, 2005, the Bank’s reserve requirement was approximately $0 and $91,000 for December 31, 2006. The Bank maintained cash balances that were adequate to meet the requirements.

NOTE 3.  INVESTMENT SECURITIES

The Company’s investment securities at December 31, 2006 and 2005, consisting entirely of available-for-sale securities are as follows:

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Losses	Market Value
December 31, 2006
U.S. Government Agencies	$2,003,122	-	(2,497)	2,000,625
Mortgage backed securities	4,978,348	-	(63,484)	4,914,864
Collateralized mortgage obligations	783,854	-	(14,286)	769,568
Municipal securities	3,283,121	7,232	(24,547)	3,265,806
Total securities	$11,048,445	7,232	(104,814)	10,950,863

December 31, 2005
U.S. Government Agencies	$2,084,670	-	(28,867)	2,055,803
Mortgage backed securities	951,316	-	(18,212)	933,104
Collateralized mortgage obligations	935,943	-	(13,643)	922,300
Total securities	$3,971,929	-	(60,722)	3,911,207

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  INVESTMENT SECURITIES, (Continued)

The amortized cost and estimated market value of investment securities available-for-sale at December 31, 2006, by contractual maturity, are show below.  Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
U.S. Government agencies
Due from five years to ten years	$2,003,122	2,000,625
Municipal securities due after ten years	3,283,121	3,265,806
Mortgage backed securities	4,978,348	4,914,865
Collateralized mortgage obligations	783,854	769,567
	$11,048,445	10,950,863

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position, as of December 31, 2006 are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$-	-	2,000,625	2,497	2,000,625	2,497
Municipal securities	2,303,513	24,547	-	-	2,303,3513	24,547
Mortgage-backed securities	4,180,206	37,533	734,658	25,951	4,914,864	63,484
Collateralized mortgage obligations			769,567	14,286	769,567	14,286
Total	$6,483,719	62,080	3,504,850	42,734	9,988,569	104,814

At December 31, 2006, all unrealized losses in the investment securities portfolio related to debt securities. The unrealized losses on these debt securities arose due to changing interest rates and are considered to be temporary. From the December 31, 2006 tables above, 5 securities out of 5 securities issued by U.S. Government agencies, and Government sponsored corporations including mortgage backed securities contained unrealized losses, and 3 out of 5 securities issued by state and political subdivisions contained unrealized losses. These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are largely government backed.

Investment securities with a market value of $4,867,823 at December 31, 2006 were pledged to secure public funds or certain other deposits as required by law.   There were no investment securities pledged at December 31, 2005.

Other investments are comprised of the following for the years ended December 31:

	2006	2005
Alliance Bancshares, Inc	$499,992	499,992
Federal Reserve Bank	403,300	264,900
Federal Home Loan Bank	479,400	131,400
Total	$1,382,692	896,292

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.  LOANS

Major classifications of loans by purpose at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Commercial, financial and agricultural	$4,604,541	4,301,692
Real estate – construction	64,116,877	37,072,896
Real estate – mortgage	86,767,513	60,975,825
Consumer and other	7,352,392	4,442,730
Total gross loans	162,841,323	106,793,143
Less: Allowance for loan losses	(2,035,517)	(1,374,914)
Net loans	$160,805,806	105,418,229

The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Forsyth and Hall counties in Georgia.  Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.  There were no non-accrual loans and there were no loans that were considered impaired at December 31, 2006 and December 31, 2005.

The Bank provided $660,603 and $719,616 for the years ended December 31, 2006 and December 31, 2005, respectively, to the allowance for loan losses for potential problem loans.  No loans have been charged off since the Company began operations.  The allowance for loan losses is determined based on risk factors inherent in the portfolio or consistent with banks of the same age and portfolio mix.

NOTE 5.  PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following:

	2006	2005
Land	$1,096,319	1,096,319
Building	1,855,919	1,787,919
Furniture and equipment	1,111,381	996,067
Total	4,063,619	3,880,305
Less: Accumulated depreciation	(464,873)	(243,525)
Net amount	$3,598,746	3,636,780

Depreciation expense totaled $221,348 and $187,044 in 2006 and 2005, respectively.

NOTE 6.  DEPOSITS

The contractual maturity of time deposits at December 31, 2006 is shown below.

Maturing in:
2007	$112,278,983
2008	8,176,208
2009	3,273,920
2010	2,650,087
2011 and thereafter	2,632,329
Total	$129,011,477

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.  DEPOSITS (continued)

For the years ended December 31, 2006 and 2005 the Bank has $43,746,859 and $33,793,061, respectively, in brokered deposits outstanding.  Brokered deposits mature through October 23, 2011.  The range of interest rates for those brokered deposits is 4.20% to 5.75%.  At December 31, 2006, the Bank had one unaffiliated significant deposit relationship (balances greater than 5% of total deposits) with a total deposit balance of approximately $14,828,000.  Affiliated deposit relationships are discussed in Note 10.

NOTE 7.

OTHER BORROWED FUNDS

The Bank has invested in FHLB stock for the purpose of establishing credit lines with the FHLB. Advances on the credit lines are secured by liens against the Bank’s qualifying real estate loans. Total qualifying real estate loans eligible as collateral was $17,235,695 at December 31, 2006. Outstanding borrowings totaled $5,000,000 and $-0-  at December 31, 2006 and 2005, respectively. All advances outstanding at December 31, 2006 carried a variable fixed rate of 5.34 percent per annum, require monthly payments of interest only and mature at June 20, 2007.

NOTE 8.  INCOME TAXES

Income tax benefit for 2006 and 2005 are comprised of the following components:

	2006	2005
Current payable	$1,407,932	145,019
Change in deferred taxes	(204,417)	(299,561)
Utilization of net operating loss carry forwards	-	271,400
Valuation allowance	-	(607,077)
Tax expense for 2006	$1,203,515	(490,219)

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2006	2005
Income taxes computed at federal statutory tax rate	$1,058,558	104,732
Increase (decrease) resulting from:
Change in valuation allowance	-	(607,077)
State income taxes, net of tax effect	123,338	-
Other	21,259	12,126
Total	$1,203,515	(490,219)

The following summarizes the components of the net deferred tax asset.  The deferred tax asset is included as a component of other assets at December 31, 2006 and 2005.

	2006	2005
Deferred income tax assets:
Pre-opening expenses	$104,282	150,630
Allowance for loan losses	662,165	411,400
Directors warrants	72,743	72,743
Other	465	465
Unrealized loses on investment securities available for sale	37,077	23,074
Total deferred income tax assets	$876,732	658,312

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.  STOCK OPTION PLAN

On August 18, 2005, the Board of Directors of the Company approved the 2004 Stock Option Plan, which allows for common stock options to be granted to eligible officers and employees.  Stock options granted under this plan are qualified incentive stock options and will not exceed 200,000 shares.  Options become exercisable as determined by the Board of Directors at the time of grant.  For options granted during 2005, the options granted become vested and exercisable in annual increments of 20% of the total shares beginning December 31, 2005 through December 31, 2008.  For those options granted in 2006, the options became vested and exercisable in annual increments of 20% of the total shares at the anniversary date of the grant date.  Options granted under the plan expire after ten years.  The exercise price for the options granted will be no less than the market price on the day the option is granted, as determined by the Board of Directors.  Options granted under the 2004 Stock Option Plan total 142,500 shares with exercise prices ranging from $10 - $20 per share at December 31, 2006.  During 2006, 13,000 stock options were granted and 2,000 stock options were exercised.

In connection with the Company’s formation and initial offering, the Company issued 287,143 warrants to purchase its common stock to the organizers.  The warrants allow each holder to purchase one additional share of common stock at $10 per share. As noted in footnote 1, the Board of Directors approved the acceleration of vesting of all warrants.

At December 31, 2006, 287,143 warrants are outstanding and exercisable.  The intrinsic value of those warrants, based on a market price of $20 per share, is $2,871,430.  The contractual life of the warrants is 8 years.

A summary status of the Company’s Stock Option Plan as of December 31, 2006 and 2005, and changes during the years ending on those dates is as follows:

2006	2005

	Option Shares	Weighted Average Option Price Per Share	Option Shares	Weighted Average Option Price Per Share
Outstanding, beginning of year	132,000	$10.25	110,000	$10.00
Granted during the year	13,000	$20.00	24,000	$11.38
Exercised during the year	(2,000)	$10.00	(2,000)	$10.00
Forfeited during the year	(500)	$10.00
Outstanding, end of year	142,500	$11.14	132,000	$10.25
Number of shares exercisable	66,300		42,000

Information pertaining to options outstanding at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Intrinsic Value
$10.00 - $20.00	142,500	$11.14	8.0	66,500	$10.10	8.4	$658,350

The total intrinsic value of options exercised in 2006 and 2005 was $20,000 and $8,000 respectively.   The intrinsic value of exercisable options is based on a market price of $20.00 as of December 31, 2006.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  RELATED PARTY TRANSACTIONS

The Bank conducts transactions with directors and executive officers, including companies in which they have a beneficial interest, in the normal course of business.  It is the Bank’s policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons.   The following is a summary of related party loans for 2006:

Balance, beginning of year	$685,760
New loans	25,460
Loan repayments	-
Balance, end of year	$711,220

The aggregated amounts of deposits of directors and executive officers and their related interests amounted to approximately $1,902,398 and $768,391at December 31, 2006 and 2005, respectively.

NOTE 11.  STOCKHOLDERS’ EQUITY

The Company and the Bank are subject to various capital requirements administered by the regulatory authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following tables) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). As of December 31, 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category. To be considered well capitalized and adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Company must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the tables. The Bank’s actual capital amounts and ratios are also presented in the following tables. Capital levels at the Parent Company are approximately $1.1 million in excess of the Bank’s capital.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  STOCKHOLDERS’ EQUITY  (continued)

Bank Regulatory Capital Ratios

 ($ in thousands)

Actual	Adequately Capitalized Requirement	Well Capitalized Requirement

	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Tier 1 Capital to Average Assets	$15,227	8.3%	7,339	4.0%	9,174	5.0%
Tier 1 Capital to Risk Weighted Assets	15,227	9.3%	6,568	4.0%	9,853	6.0%
Total Capital to Risk Weighted Assets	17,263	10.5%	13,137	8.0%	16,421	10.0%

As of December 31, 2005:
Tier 1 Capital to Average Assets	14,568	11.3%	4,699	4.0%	5,864	5.0%
Tier 1 Capital to Risk Weighted Assets	13,193	11.5%	4,607	4.0%	6,911	6.0%
Total Capital to Risk weighted Assets	13,193	12.7%	9,215	8.0%	11,518	10.0%

Management believes, as of December 31, 2006, that the Company and the Bank meet all capital requirements to which they are subject.

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets.

NOTE 12.  OFF BALANCE-SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  At December 31, 2006 and 2005, commitments to extend credit totaled $28,362,910 and $19,308,000, respectively.   The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment primarily collateralize the Bank’s loans. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

NOTE 12.  OFF BALANCE-SHEET FINANCIAL INSTRUMENTS

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2006 and 2005, commitments under letters of credit aggregated $1,390,428 and $910,160, respectively. In 2006 and 2005, the Bank was not required to perform on any letters of credit.

The Company has line of credit agreements with two financial institutions to borrow up to $7.5 million with interest rates indexed to the federal funds purchased rate.  These lines of credit are unsecured and allow borrowings for no more than 14 consecutive days.  The agreements are renewable each year.  There were no borrowings outstanding under these agreements as of December 31, 2006 or December 31, 2005.

NOTE 13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of the Company’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values for investment securities are based on quoted market prices.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Other Investments - The carrying value of other investments is estimated to approximate fair value.

Deposits - The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances  - The fair value of advances is based on the quoted value provided by the Federal Home Loan Bank.

Commitments to Extend Credit and Standby Letters of Credit - Off-balance sheet financial instruments (commitments to extend credit and stand-by letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and the fair value associated with these instruments are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.  FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Limitations, continued

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2006 are as follows:

Fair Value of Financial Instruments

($ in thousands)

	December 31, 2006		December 31, 2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$ 12,043	12,043	12,671	12,671
Investment securities	10,951	10,943	3,911	3,911
Other investments	1,383	1,383	896	896
Loans	160,806	160,236	105,418	105,117
Financial liabilities:
Deposits	168,374	165,313	113,021	110,517
Other borrowed funds	5,000	5,000	-	-

NOTE 14.  CONDENSED FINANCIAL INFORMATION OF ALLIED BANCSHARES, INC.

CONDENSED BALANCE SHEETS

(Parent Only)

	2006	2005
Assets
Cash and due from banks	$242,325	330,506
Investment in subsidiary	15,166,838	13,155,542
Other investment	499,992	499,992
Other assets	339,667	298,558
Total assets	$16,248,822	14,284,598

Stockholders’ Equity
Stockholders’ equity:
Common stock, $.10 par value, 10,000,000 shares authorized; 1,504,000 shares issued and outstanding in 2006 and 1,502,000 share issued and outstanding in 2005.	150,400	150,200
Additional paid-in capital	15,053,701	14,977,897
Accumulated earnings (deficit)	1,105,226	(805,851)
Accumulated other comprehensive income	(60,505)	(37,648)
Stockholders’ equity	$16,248,822	14,284,598

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.  CONDENSED FINANCIAL INFORMATION OF ALLIED BANCSHARES, INC., continued

CONDENSED STATEMENT OF OPERATIONS

(Parent Only)

	2006	2005
Other expense:
Salaries and benefits	$-	191,429
Other operating expenses	108,181	75,966
Loss before income tax benefit and equity in undistributed earnings of subsidiary	(108,181)	(267,395)
Income tax benefit	(41,109)	(298,558)
Equity in undistributed earnings of subsidiary	1,978,149	767,092
Net earnings	$1,911,077	798,255

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Parent Only)

	2006	2005
Cash flows from operating activities:
Net earnings	$1,911,077	798,255
Adjustments to reconcile net earnings to net cash used in operating activities:
Compensation expense for acceleration of director warrants	56,004	191,429
Equity in undistributed earnings of Bank	(1,978,149)	(767,092)
Change in other assets	(97,113)	(298,558)
Net cash used in operating activities	(108,181)	(75,966)

Cash flows from investing activities:
Capital infusion into the Bank	-	(3,400,000)
Net cash used in investing activities	-	(3,400,000)

Cash flows from financing activities:
Exercise of stock options	20,000	20,000
Net cash provided by financing activities	20,000	20,000

Net change in cash and cash equivalents	(88,181)	(3,455,966)

Cash and cash equivalents at beginning of the year	330,506	3,786,472

Cash and cash equivalents at end of year	$242,325	330,506

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.  OTHER COMMITMENTS AND OBLIGATIONS

The Company entered into employment agreements with its President & Chief Executive Officer, Chief Financial Officer, and Chief Lending Officer. These agreements have terms of five years, provide for a base salary, incentive bonuses, and other perquisites commensurate with their employment.

The Bank is currently operating in a leased facility for the Gainesville, Georgia branch.  Monthly rent related to this lease is $5,971.  The lease expires on February 28, 2007. The Company plans to execute a three-year renewal of the lease agreement.  Total rent expense for the years ended December 31, 2006 and 2005 was $71,652 and $76,622, respectively.

 NOTE 16.  MISCELLANEOUS OPERATING INCOME AND EXPENSES

Significant components of other operating income and expense included in the consolidated statements of earnings in excess of 1% of interest and other income for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Other operating income
Secondary market mortgage origination fees	$136,537	133,567
Other operating expenses
Professional fees	174,664	162,238
Data processing fees	193,949	154,566

 NOTE 17.  MERGER AGREEMENT

On March 1, 2007, the Company entered into a definitive agreement and Plan of Reorganization (the agreement) with Buckhead Community Bancorp, Inc. (Buckhead).  Under the terms of the agreement, Company shareholders will receive 1.2 shares of stock or $30 in cash in exchange for each outstanding share of Company stock, with the maximum cash consideration being limited to $13,375,000.  This agreement is subject to shareholder and regulatory approval and is expected to close during the third quarter of 2007.  Outstanding options and warrants to purchase Company common stock will be automatically converted into options to purchase Buckhead stock at the conversion ratio noted above.